                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                                  HAUSER, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock. $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    419141304
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Volker Wypyszyk
                             2550 El Presidio Street
                              Long Beach, CA 90810
                                 (310) 637-9566
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Harvey L. Sperry
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                December 15, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box: [ ]

                                  SCHEDULE 13D

-------------------
CUSIP No. 419141304
-------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ZUELLIG GROUP N.A., INC.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                         0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              2,193,426
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                         0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,193,426
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,193,426
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            45%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------
CUSP No. 419141304
-------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ZUELLIG BOTANICALS, INC.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                        0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              1,204,955
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                         0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,204,955
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,204,955
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------
CUSIP No. 419141304
--------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ZATPACK INC.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              2,193,426
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,193,426
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,193,426
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            45%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 amends the Schedule 13D filed on June 24, 1999 (the "Schedule 13D") on behalf of Zatpack Inc. ("Zatpack"), an international business company organized under the laws of the British Virgin Islands, Zuellig Group N.A., Inc. ("ZGNA"), a Delaware corporation and a wholly owned subsidiary of Zatpack, and Zuellig Botanicals, Inc. ("ZBI"), a Delaware corporation and a wholly owned subsidiary of ZGNA (Zatpack, ZGNA and ZBI are collectively referred to as the "Reporting Persons"), relating to the common stock, par value $.001 per share ("Common Stock"), of Hauser, Inc. (the "Issuer").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background

     The lists of executive officers and directors of the Reporting Persons referred to in paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated and attached as Exhibits A, B and C.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following paragraph after the seventh paragraph of Item 4 of the Schedule 13D:

     In February 1999, the Company signed a purchase agreement for the sale of its paclitaxel inventory as part of its planned exit from the paclitaxel business. As a result of such sale and in accordance with the Escrow Agreement, on December 15, 1999, 152,453 Escrow Shares were released from escrow and returned to ZBI, 127,333 Escrow Shares were released from escrow and returned to ZGNA and 321,925 Escrow Shares were returned to the Issuer and canceled.

Item 5. Interest in Securities of the Issuer.

     Paragraph (a) of Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) The Reporting Persons beneficially own an aggregate of 2,193,426 shares of Common Stock, representing approximately 45% of the total Common Stock outstanding. This percentage is calculated on the basis of 4,861,860 shares of Common Stock outstanding as of December 31, 1999, as reported to the Reporting Persons by the Issuer.

     ZBI is the direct and beneficial owner of a total of 1,204,955 shares of Common Stock, representing approximately 25% of the total number of shares of Common Stock outstanding.

     ZGNA directly owns 988,471 shares of Common Stock, representing approximately 20% of the outstanding Common Stock. By reason of the control ZGNA exercises over ZBI, its wholly owned subsidiary, it may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the shares owned by ZBI. By reason of the control Zatpack exercises over ZGNA, its wholly owned subsidiary, it may be deemed under Rule 13d-3 to own beneficially all of the shares owned by ZGNA and ZBI. Therefore, Zatpack and ZGNA are each the beneficial owner of a total of 2,193,426 shares of Common Stock, representing approximately 45% of the total number of shares of Common Stock outstanding.

     Paragraph (c) of Item 5 is hereby amended and restated in its entirety to read as follows:

     Except for the disposition of shares pursuant to the Escrow Agreement on December 15, 1999, there have not been any transactions in the Common Stock within the past 60 days by the reporting persons.

Item 7. Material to be Filed as Exhibits.

     The following exhibits have been amended and restated in their entirety:

     Exhibit A: Information relating to Directors and Officers of Zuellig Group N.A., Inc.;

     Exhibit B: Information relating to Directors and Officers of Zuellig Botanicals, Inc.;

     Exhibit C: Information relating to Directors of Zatpack Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: January 13, 2000                 Zatpack, Inc.


                                        By: /s/ Harvey L. Sperry
                                            ------------------------------
                                            Harvey L. Sperry
                                            Attorney-in-Fact


                                        Zuellig Group N.A., Inc.


                                        By: /s/ Harvey L. Sperry
                                            ------------------------------
                                            Harvey L. Sperry
                                            Attorney-in-Fact


                                        Zuellig Botanicals, Inc.


                                        By: /s/ Harvey L. Sperry
                                            ------------------------------
                                            Harvey L. Sperry
                                            Attorney-in-Fact

                                    Exhibit A

Set forth below is the name, citizenship, address, position and present principal occupation of each of the Zuellig Group N.A., Inc.


                                      Reporting Persons
                                      -----------------

                                   Residence                  Position with   Present
Name               Citizenship     or Business Address        the Issuer      Occupation
----               -----------     -------------------        -------------   ----------
Peter Zuellig      Switzerland     The Zuellig Group          None            CEO
                                   910-914 Jardine House
                                   1 Connaught Place
                                   Central
                                   Hong Kong

Harvey L. Sperry   United States   Willkie Farr & Gallagher   Director        Attorney
                                   787 Seventh Avenue
                                   New York, NY 10023

Volker Wypyszyk    United States   2550 El Presidio Street    CO-CEO          President-ZGNA
                                   Long Beach, CA 90810       Director

Ralph Heimann      United States   2550 El Presidio Street    CFO             President-ZBI
                                   Long Beach, CA 90810

                                    Exhibit B

Set forth below is the name, citizenship, address, position and present principal occupation of each of the directors and executive officers of Zuellig Botanicals, Inc.

                                      Reporting Persons
                                      -----------------

                                   Residence                  Position with   Present
Name               Citizenship     or Business Address        the Issuer      Occupation
----               -----------     -------------------        -------------   ----------
Harvey L. Sperry   United States   Willkie Farr & Gallagher   Director        Attorney
                                   787 Seventh Avenue
                                   New York, NY 10023

Volker Wypyszyk    United States   2550 El Presidio Street    CO-CEO          President-ZGNA
                                   Long Beach, CA 90810       Director

Ralph Heimann      United States   2550 El Presidio Street    CFO             President-ZBI
                                   Long Beach, CA 90810

Terry L. Feit      United States   2550 El Presidio Street    None            Assistant Secretary/
                                   Long Beach, CA  90810                      Controller-ZBI

                                    Exhibit C

Set forth below is the name, citizenship, address, position and present principal occupation of each of the directors of Zatpack.


                                      Reporting Persons
                                      -----------------

                                   Residence                  Position with   Present
Name               Citizenship     or Business Address        the Issuer      Occupation
----               -----------     -------------------        -------------   ----------
Peter Zuellig      Switzerland     The Zuellig Group          None            CEO
                                   910-914 Jardine House
                                   1 Connaught Place
                                   Central
                                   Hong Kong

Harvey L. Sperry   United States   Willkie Farr & Gallagher   Director        Attorney
                                   787 Seventh Avenue
                                   New York, NY 10023

David Zuellig      Switzerland     The Zuellig Group          None            Managing Director
                                   910-914 Jardine House
                                   1 Connaught Place
                                   Central
                                   Hong Kong

Daniel Zuellig     Switzerland     The Zuellig Group          None            Managing Director
                                   910-914 Jardine House
                                   1 Connaught Place
                                   Central
                                   Hong Kong

Thomas Zuellig     Switzerland     The Zuellig Group          None            Managing Director
                                   910-914 Jardine House
                                   1 Connaught Place
                                   Central
                                   Hong Kong